Exhibit 99.2

SciSparc Ltd. Announces Framework Agreement Regarding Merger with AutoMax Motors

TEL AVIV, Israel, Oct. 06, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the "Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the entry into a framework agreement for mutual termination of merger, dated October 6, 2025, by and between the Company, AutoMax Motors Ltd. ("AutoMax") and SciSparc Merger Sub Ltd. This agreement outlines key steps to resolve prior commitments and establish clear repayment terms for the Company’s outstanding loans to AutoMax.

The terms of the framework agreement include:

Mutual Termination of Merger Agreement: The parties have mutually agreed to terminate the Agreement and Plan of Merger, dated April 10, 2024, as amended (the "Merger Agreement"), in accordance with Section 9.1(a) thereof. Effective immediately, the Merger Agreement is null and void, with no further force or effect.

Repayment of $4.25 Million Loan: AutoMax will repay the full $4.25 million principal plus 9% per annum interest, compounded annually, in a single lump-sum payment on January 1, 2028, under the terms of the loan agreement dated January 14, 2024, as amended.

Repayment of $2.0 Million Loan: AutoMax will repay the $2.0 million principal in monthly installments of $60,000 each starting November 20, 2025, plus 8% per annum interest, compounded annually up to each payment date. Additionally, all accrued interest from the loan's effective date (February 24, 2025) through November 20, 2025, totaling $114,523, will be paid at the outset.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses repayment terms and timing thereof of the Company’s loans to AutoMax. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972 3-761-7108